1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Alexander C. Karampatsos

alexander.karampatsos@dechert.com +1 202 261 3402 Direct

July 21, 2025

VIA EDGAR

Ms. Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	TPG Private Markets Fund

Registration Statement on Form N-2
File Nos. 333-285869 and 811-24064

Dear Ms. McManus:

This letter responds to comments that you provided telephonically on July 21, 2025 with respect to Pre-Effective Amendment No. 3 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 16, 2025 on behalf of TPG Private Markets Fund (the “Fund”), and the Fund’s prior correspondence filing made on July 16, 2025 (the “Prior Correspondence”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement and/or the Prior Correspondence.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: Please confirm if the Fund and/or its affiliates have a bonus share or similar arrangement in which shares are provided free of charge. Please confirm if the Fund and/or its affiliates contribute capital to the purchase of shares for others. If yes, please explain the nature of this arrangement, including the parties involved and the obligations of the parties. Provide a written agreement if applicable.

Response:          The Fund confirms that neither the Fund nor its affiliates have a bonus share or similar arrangement in which shares are provided free of charge. The Fund also confirms that neither the Fund nor its affiliates contribute capital to the purchase of shares for others.

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Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos